UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number:  0-22704

Ship Finance International Limited
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited dated August 10, 2007, announcing its acquisition of five new offshore supply vessels from Deep Sea Supply Plc.

Exhibit 1

SFL – Acquisition of five offshore supply vessels and 12 year charters to Deep Sea Supply Plc.

Press release from Ship Finance International Limited, August 10, 2007

Ship Finance International Limited (NYSE:SFL) (“Ship Finance” or the “Company”), today announced that it has agreed to acquire five new offshore supply vessels from Deep Sea Supply Plc. (“Deep Sea” or the “Charterer”) based on a total delivered price of $198.5 million.

All vessels are built in 2007, and includes two 15,000 BHP anchor handling tug/supply vessels (AHTS) Sea Cheetah and Sea Jaguar and three UT 755L platform supply vessels (PSVs) Sea Trout, Sea Halibut and Sea Angler.

The vessels are currently employed on sub-charters at significantly higher charter rates than their break-even levels. The AHTS vessels are employed on 3-6 month timecharter contracts, and currently the market is approximately $40,000 - $45,000 per day. The PSVs are sub-chartered to international oil majors with charters expiring between November 2007 and August 2010 at charter rates between $22,000 and $28,500 per day.

Deep Sea is publicly listed on the Oslo Stock Exchange (OSE:DESSC), with a market capitalization of approximately $525 million. The current fleet includes 12 offshore supply vessels, in addition to an orderbook of 16 vessels to be delivered from 2007 to 2009. Our larges shareholder, Hemen Holding Ltd., owns approximately 35% in Deep Sea. More information can be found on: www.deepseasupply.no

Ship Finance plans to finance the transaction with a senior loan facility of $148.9 million and an equity contribution of $32.1 million. Deep Sea will provide a non-interest bearing seller’s credit of $17.5 million. We have received a firm offer from international shipping banks for the senior loan facility, and the equity portion will be funded from the Company’s existing cash reserves.

Expected delivery will be in September 2007 and the charter rate per day per vessel payable to Ship Finance to service the net investment of $181.0 million is agreed as follows:

Years	2 x AHTS	3 x PSV	Sum per day
1-2	$18,000	$10,000	$66,000
3-5	$16,500	$9,150	$60,450
6-7	$15,250	$8,150	$54,950
8-10	$13,000	$7,150	$47,450
11-12	$13,000	$6,500	$45,500

The charter contracts are on bareboat basis and Deep Sea will therefore be responsible for all operating and maintenance costs during the charter period. The seller’s credit from Deep Sea will be fully amortized over the charter period through a non-cash additional charter rate.

The Charterer has been granted fixed price purchase options (net of seller’s credit) for each of the vessels after 3, 5, 7, 10 and 12 years as follows:

Year	2 x AHTS	3 x PSV
3	$ 42.10 mill	$ 22.50 mill
5	$ 36.40 mill	$ 19.15 mill
7	$ 30.70 mill	$ 16.05 mill
10	$ 23.10 mill	$ 11.65 mill
12	$ 16.90 mill	$ 8.65 mill

During the first seven years of the charters, the aggregate annual repayment of debt for the vessels will be approximately $9.9 million ($2.75m per AHTS and $1.475m per PSV), giving an average annual net cash contribution after estimated interest expense and debt repayment of approx. $4.8 million, or $0.07 per share.

Similar to all our recent acquisitions, the purchase of the vessels and corresponding financing will be in separate subsidiaries, and Ship Finance’s guarantee obligation will be limited to $11.0 million per AHTS and $6.5 million per PSV during the first 7 years.

This transaction is another verification of the Company’s strategy to diversify both the asset base and customer portfolio. There is a high activity level in the offshore related markets with significant cashflows and there is a positive market outlook. We therefore anticipate further growth opportunities in this segment.

After the completion of the transaction, the Company’s operating fleet will consist of 59 vessels, essentially all on medium to long term charters. In addition Ship Finance has 12 vessels on order.

August 10, 2007
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Contact Persons:
Lars Solbakken: Chief Executive Officer, Ship Finance Management AS
+47 2311 4006 / +47 9119 8844

Ole B. Hjertaker: Chief Financial Officer, Ship Finance Management AS
+47 2311 4011 / +47 9014 1243

About Ship Finance

Ship Finance is a major shipowning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings and announced acquisitions, Ship Finance has a fleet consisting of 71 vessels, including 37 crude oil tankers (VLCC and Suezmax), 8 oil/bulk/ore vessels, 13 container vessels, 3 dry bulk carriers, 2 jack-up drilling rigs and 5 offshore supply vessels and 3 seismic vessels. The fleet is one of the largest in the world with a total cargo capacity of more than 11 million dwt. and most of the vessels are employed on medium or long term charters.

More information can be found on the Company’s website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Ship Finance International Limited

Dated: August 10, 2007	By:	/s/ Lars Solbakken
	Name:	Lars Solbakken
	Title:	Chief Executive Officer
Ship Finance Management AS